03016858

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

New Century Mortgage Securities Inc.	0001084701
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 13, 2003, Series 2003-2	333-76805 ~~333-72880~~

Name of Person Filing the Document
(If Other than the Registrant)

RECEIVED MAR 17 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 155

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

[TPW: NYLEGAL:130230.1] 18609-00021 03/14/03 04:08pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 13, 2003

NEW CENTURY MORTGAGE SECURITIES, INC.

By: ______________________

Name: PATRICK FLANAGAN

Title: PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$1,147,388,000 *(Approximate)*

New Century Home Equity Loan Trust, Series 2003-2
Asset Backed Pass-Through Certificates

New Century Mortgage Securities, Inc.
Depositor

Ocwen Federal Bank FSB
New Century Mortgage Corporation
Servicers

The Murray Hill Company
Credit Risk Manager

February 24, 2003

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by Deutsche Bank Securities Inc. ("DBSI") in reliance upon information furnished by New Century Mortgage Corporation ("the Originator"). The Computational Materials are furnished to you solely by DBSI and not by the Originator or any of its affiliates. Neither the Issuer, DBSI, or any of their affiliates makes representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The Computational Materials may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

New Century Home Equity Loan Trust, Series 2003-2

Computational Materials: Preliminary Term Sheet

$1,147,388,000 (Approximate)

Overview

To 10% Call

Certificates	Amount[1]	Type	WAL (Years)	Payment Delay (days)	Interest Accrual Basis	Principal Payment Window (months)	Final Maturity Date	Expected Ratings (Moody's / S&P / Fitch)
A-1	$703,304,000	Floating	2.25	0	ACT/360	82	[Jan 2033]	Aaa / AAA / AAA
A-2	246,016,000	Floating	2.24	0	ACT/360	82	[Jan 2033]	Aaa / AAA / AAA
A-IO	117,200,000[2]	Notional IO	0.95[3]	24	30/360	N/A	[March 2005]	Aaa / AAA / AAA
M-1	70,320,000	Floating	4.80	0	ACT/360	41	[Jan 2033]	Aa2 / AA / AA
M-2	64,460,000	Floating	4.69	0	ACT/360	44	[Jan 2033]	A2 / A / A
M-3	45,708,000	Floating	4.64	0	ACT/360	45	[Jan 2033]	Baa2 / BBB / BBB
M-4	17,580,000	Floating	4.60	0	ACT/360	46	[Jan 2033]	Baa3 / BBB- / BBB-
Total	$1,147,388,000							

(1) Subject to a 10% variance
(2) Notional Amount
(3) Modified Duration

Transaction Overview

Certificates Offered:	The Class A-1 Certificates, the Class A-2 Certificates and the Class A-IO Certificates (the "IO Certificates" and together with the Class A-1 Certificates and the Class A-2 Certificates, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (the "Mezzanine Certificates"). The Class A-1 Certificates and the Class A-IO-1 component of the Class A-IO Certificates are backed by conforming balance fixed rate and adjustable-rate first lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates and the Class A-IO-2 component of the Class A-IO Certificates are backed by fixed and adjustable-rate first and second lien mortgage loans ("Group II Mortgage Loans"). The Mezzanine Certificates are supported by all of the mortgage loans. The Senior Certificates along with the Mezzanine Certificates and the IO Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Rate cap. The pass-through rate on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Rate cap. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Rate cap.
Non-Offered Certificates:	Class CE, Class P, and Class R Certificates will NOT be offered.
Depositor:	New Century Mortgage Securities, Inc., a Delaware Corporation.
Collateral:	As of the Statistical Cut-off Date, the Mortgage Loans will consist of approximately 7,997 adjustable-rate and fixed-rate, first and second lien, closed-end mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,176,024,244 as of the Statistical Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 6,294 conforming balance fixed and adjustable-rate mortgage loans totaling $871,258,476 and the Group II Mortgage Loans will represent approximately 1,703 first and second lien, fixed and adjustable-rate mortgage loans totaling $304,765,768.
	If the collateral actually delivered on the Closing Date is less then [$1,172,000,100], the excess proceeds will be deposited in the Collection Account and passed through as a principal prepayment on the first Distribution Date.
Statistical Cut-off:	February 1, 2003
Cut-off Date:	March 1, 2003

Transaction Overview

Settlement Date: March 19, 2003

Distribution Date: Distribution of principal and interest on the Certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter, commencing in April 2003.

Determination Date: The Determination Date with respect to any Distribution Date will be the [15th] day of the calendar month in which such distribution date occurs or, if such [15th] day is not a business day, the business day immediately preceding such [15th] day.

Record Date: The Record Date for the Offered Certificates (other than the Class A-IO Certificates) will be the business day immediately preceding the related Distribution Date. The Record Date for the Class A-IO Certificates will be the last day of the month immediately preceding the month in which the Distribution Date occurs.

Prepayment Assumption: The Class A and Class M Certificates will be priced assuming a prepayment rate of 28% CPR for the life of the transaction.

Credit Enhancement:

A. Initial Subordination (% Orig.)

Class A	19.00%
Class M-1	13.00%
Class M-2	7.50%
Class M-3	3.60%
Class M-4	2.10%

B. Overcollateralization ("OC")

Initial OC (% Orig.)	2.10%
OC Target (% Orig.)	2.10%
Stepdown (% Current)	4.20%
OC Floor (% Orig.)	0.50%

C. Excess Spread

- Initially equal to approximately [5.11%] per annum (before losses).

Credit Risk Manager: The Murray Hill Company.

Servicers: Ocwen Federal Bank FSB ("Ocwen") and New Century Mortgage Corporation ("NCMC").

Collection Advisor: Ocwen will serve as collection advisor to NCMC with respect to certain delinquent Mortgage Loans. Upon the occurrence of certain delinquency triggers set forth in the pooling and servicing agreement, NCMC will be required to transfer servicing of such delinquent Mortgage Loans to the collection advisor pursuant to the terms of the collection advisory agreement.

Trustee and Custodian: Deutsche Bank National Trust Company

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $[100,000] and integral multiples of $1 in excess thereof.

Optional Termination: On any Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related Determination Date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the owner of a non-offered subordinate certificate will have the option to purchase from the trust all remaining Mortgage Loans causing an early retirement of the Certificates; provided, however, that if the owner of such non-offered subordinate certificate is an affiliate of the Seller, such owner will not have the option to purchase from the trust all remaining Mortgage Loans causing an early retirement of the Certificates.

Structure Overview	
ERISA Considerations:	The Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Offered Certificates.
Legal Investment:	NONE of the Offered Certificates will constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Underwriter:	Deutsche Bank Securities Inc.

Structure Overview

Interest Accrual Period:	Interest will initially accrue on all Certificates other than the Class A-IO Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates, other than the Class A-IO Certificates, will initially settle flat (no accrued interest). The Class A-IO Certificates will accrue interest during the calendar month immediately preceding the month in which the Distribution Date occurs on a 30/360 basis (24 day delay).
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.
Class A Interest Distributions:	The pass-through rate for the Class A-1Certificates will equal the lesser of: i) 1-month LIBOR + [ ] bps ii) the applicable Net WAC Rate
	The pass-through rate for the Class A-2 Certificates will equal the lesser of: i) 1-month LIBOR + [ ] bps ii) the applicable Net WAC Rate
	"Expense Adjusted Mortgage Rate" on any Mortgage Loan is equal to the then applicable mortgage rate on the Mortgage Loan as of the first day of the related Due Period minus the Administrative Fees.
	The Trustee, Servicers and the Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administrative Fees") initially aggregate to a weighted average cost of approximately [51.7] basis points for the Mortgage Loans.
Class M Interest Distributions:	The pass-through rate of the Class M Certificates will equal the lesser of: i) Class M-1: 1 month LIBOR + [ ]% Class M-2: 1 month LIBOR + [ ]% Class M-3: 1 month LIBOR + [ ]% Class M-4: 1 month LIBOR + [ ]% ii) the applicable Net WAC Rate
Class A-IO Notional Amount:	Class A-IO consists of two components – A-IO-1 and A-IO-2. The component A-IO-1 notional balance is equal to the lesser of (i) the aggregate principal balance of the Mortgage Loans in Group I and (ii) $86,827,000 for months 1-24. The component A-IO-2 notional balance is equal to the lesser of (i) the aggregate principal balance of the Mortgage Loans in Group II and (ii) $30,373,000 for months 1-24.
Class A-IO Pass-Through Rate:	The component A-IO-1 will receive a coupon pursuant to the following schedule: month 1-10, 5.5%; months 11-20, 4.5%; months 21-24, 3.5%; and thereafter, 0.00%
	The component A-IO-2 will receive a coupon pursuant to the following schedule: month 1-10, 5.5%; months 11-20, 4.5%; months 21-24, 3.5%; and thereafter, 0.00%

Structure Overview	
Net WAC Rate:	A-IO-1 Component of the Class A-IO Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans. A-IO-2 Component of the Class A-IO Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans. Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group I Mortgage Loans minus the pass-through rate for the A-IO-1 component of the Class A-IO Certificates multiplied by a fraction, the numerator of which is the Notional Balance of the Class A-IO-1 Certificates immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding principal balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period. Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group II Mortgage Loans minus the pass-through rate for the A-IO-2 component of the Class A-IO Certificates multiplied by a fraction, the numerator of which is the Notional Balance of the Class A-IO-2 Certificates immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding principal balance of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period. Mezzanine Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current certificate principal balance of the related Class A Certificates, minus the sum of (i) the pass-through rate for the A-IO-1 component of the Class A-IO Certificates multiplied by a fraction, the numerator of which is the Notional Balance of the A-IO-1 Component and the denominator of which is the aggregate outstanding principal balance of the Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period and (ii) the pass-through rate for the A-IO-2 component of the Class A-IO Certificates multiplied by a fraction, the numerator of which is the Notional Balance of the A-IO-2 Component and the denominator of which is the aggregate outstanding principal balance of the Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.
Interest Carry Forward Amount:	For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the pass-through rate for such class.
Net WAC Rate Carryover Amount:	As: i) the mortgage rates on most of the Mortgage Loans are either fixed or do not adjust for 2 or 3 years after origination, ii) the adjustable-rate Mortgage Loans adjust less frequently (approximately 99.88% of them adjust every 6 months) than the pass-through rates on the Certificates (adjust every month) and iii) most of the adjustable-rate Mortgage Loans and the Certificates are based on different indices (6-month LIBOR and 1-month LIBOR, respectively), the pass-through rates on the Class A and the Mezzanine Certificates may increase relative to the mortgage rates on the Mortgage Loans, thus requiring the application of the Net WAC Rate cap. If, on any Distribution Date, the pass-through rate for a class of Offered Certificates is based on the Net WAC Rate, the Net WAC Rate Carryover Amount is the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on the Net WAC Rate, together with the unpaid portion of any such amounts from the prior Distribution Date (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate). The ratings on each Class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Structure Overview

Group II Cap Agreement:

- On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts, with respect to the certificates backed by the Group II Mortgage Loans, as described herein. The notional balance of the Group II Cap Agreement will be based upon the aggregate principal balance of the Group II Mortgage Loans amortized at the Prepayment Pricing Speed. The strike price on the Group II Cap Agreement will be equal to [6.75]% from the 2nd period to and including the 19th period and [7.50]% from the 20th period to and including the 24th period, but will not be greater than [8.25]%. The Group II Cap Agreement will terminate after the Distribution Date in [March 2005].

Step-up Coupon:

- If the Optional Termination is not exercised on the first Distribution Date following the Distribution Date on which it could have been exercised the Class A-1 and the Class A-2 margins will increase to [2.0]x their related initial margins and the Class M-1, M-2, M-3 and M-4 margins will increase to [1.5]x their related initial margins.

Class A Principal Distributions:

- Until the Stepdown Date, the Class A Certificates (other than the IO Certificates) will receive ALL of the principal collected on the Mortgage Loans plus any Excess Spread required to reach or maintain the Overcollateralization Target. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal distributed to the Class A Certificates will be an amount such that the Class A Certificate Principal Balance will have 38.00% (2x the original credit enhancement level) of the current balance of the Mortgage Loans as credit enhancement.
- The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates on a pro rata basis based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.
- Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of such Class A Certificates on that Distribution Date, and the amount of principal distributions distributable to the holders of such Class A Certificates on subsequent Distribution Dates, will be distributed to the holders of the classes of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such classes of Class A Certificates remaining outstanding has been reduced to zero.

Class M Principal Distributions:

- The Mezzanine Certificates will NOT receive any principal distributions until the Stepdown Date. Thereafter (assuming no Trigger Event is in effect), principal will be shared among the Mezzanine Certificates in the following order of priority, until each Class has 2x the original credit enhancement level of the current balance of the Mortgage Loans as credit enhancement (the required percentage for each Class is indicated herein):

  1. Class M-1 Certificates until they have 26.00% of credit enhancement
  2. Class M-2 Certificates until they have 15.00% of credit enhancement
  3. Class M-3 Certificates until they have 7.20% of credit enhancement
  4. Class M-4 Certificates until they have 4.20% of credit enhancement

Stepdown Date:

- The earlier of (x) the first Distribution Date on which the aggregate Class A Certificate balance is reduced to zero and (y) the later to occur of (i) the 37th Distribution Date and (ii) the first Distribution Date on which the Senior Enhancement Percentage has met the Target Enhancement Percentage.

Overcollateralization Amount:

- The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans over (b) the sum of the aggregate Certificate Principal Balance of the Offered Certificates and the Class P Certificates, after taking into account the distribution of principal described in Class A and Class M Principal Distribution sections.

Structure Overview

Required Overcollateralization Target Amount:

- The Required Overcollateralization Target Amount for the Class A Certificates and all of the Mezzanine Certificates is fully funded at issuance and is anticipated to be 2.10% of the principal balance of the Mortgage Loans as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Target Amount, Excess Spread, if any, will be applied as principal to reduce the Class A Certificate Principal Balance and, if allowed, the Class M Certificate Principal Balance, in order to maintain the Required Overcollateralization Target Amount. After the Stepdown Date, the Required Overcollateralization Target Amount may be reduced to 4.20% of the then current balance of the mortgage pool after applying payments received for the related Due Period, subject to a floor of 0.50% of the principal balance of the Mortgage Loans as of the Cut-Off Date, but only in the event that a Trigger Event is not in effect.

Senior Enhancement Percentage:

- For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the outstanding balance of the Mezzanine Certificates and (ii) the Overcollateralization Amount, in each case before taking into account the distribution of principal on such Certificates on such Distribution Date by (y) the principal balance of the Mortgage Loans as of the last day of the related Due Period.

Target Enhancement Percentage:

- The Class A Certificates have met their target when the Senior Enhancement Percentage is greater than or equal to 38.00%.

Trigger Event:

Subject to final rating agency approval, with respect to any Distribution Date, a Trigger Event is in effect if:

- The percentage obtained by dividing the principal amount of (x) the sum of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO properties and (4) Mortgage Loans discharged due to bankruptcy, by (y) the aggregate principal balance of the Mortgage Loans in each case as of the last day of the previous calendar month, exceeds [40]% of the then current Senior Enhancement Percentage, or
- The aggregate amount of realized losses incurred since the Cut-Off date through the last day of the related Due Period divided by the Cut-Off date principal balance of the Mortgage Loans exceeds the approximate applicable percentages set forth below with respect to such payment date:

Distribution Date Occurring In	Percentage
April 2006 to March 2007	[3.00]%
April 2007 to March 2008	[4.00]%
April 2008 to March 2009	[5.00]%
April 2009 to March 2010	[6.00]%
April 2010 and thereafter	[7.00]%

Losses:

- Generally, any losses on the mortgage pool will be absorbed first by Excess Spread, second, by the Overcollateralization Amount and third, by the Class M Certificates in reverse numerical order. Losses allocated to Mezzanine Certificates will NOT be repaid on future distribution dates.

Credit Enhancement:

- Excess interest
- Overcollateralization
- Subordination

Credit Enhancement Percentage:

Class	Rating (Moodys / S&P / Fitch)	Original Percentages	Stepdown Percentages
A	Aaa / AAA / AAA	19.00%	38.00%
M-1	Aa2 / AA / AA	13.00%	26.00%
M-2	A2 / A / A	7.50%	15.00%
M-3	Baa2 / BBB / BBB	3.60%	7.20%
M-4	Baa3 / BBB- / BBB-	2.10%	4.20%

P&I Advances:

- The individual servicers are required to advance delinquent payments of principal and interest on the Mortgage Loans serviced by them to the extent such amounts are deemed recoverable. The individual servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Structure Overview	
Servicing Advances:	▪ The individual servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (a) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of that loan, (b) the costs of any judicial proceedings, including foreclosures and (c) the cost of managing and liquidating property acquired in relation to the loans, as long as it deems the costs to be recoverable. The individual servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Prepayment Period:	▪ For the Mortgage Loans serviced by Ocwen, the Prepayment Period with respect to any Distribution Date shall be from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date.
	▪ For the Mortgage Loans serviced by NCMC, the Prepayment Period with respect to any Distribution Date shall be the calendar month immediately preceding the month of the Distribution Date.
Compensating Interest:	▪ The individual servicer is required to pay compensating interest up to the amount of its servicing fees to cover prepayment interest shortfalls due to partial and full prepayments by borrowers on Mortgage Loans serviced by them.

Structure Overview

Distribution Priority:

- Funds available for distribution, after reimbursements to the servicers, the trustee and the Credit Risk Manager, as permitted under the Pooling and Servicing Agreement, as follows:

1. Available interest funds, as follows:
   a. current monthly Class A Interest Distributions, including any Interest Carryforward Amount to the Class A Certificates on a pro-rata basis
   b. current monthly Class M Interest Distributions, but excluding any Interest Carryforward Amount to the Class M Certificates, in the following order of priority:
      i. Class M-1 Certificates
      ii. Class M-2 Certificates
      iii. Class M-3 Certificates
      iv. Class M-4 Certificates.
2. Available principal funds, as follows:
   a. to the Class A Certificates (excluding the IO Certificates), an amount up to the Class A Principal Distribution for the Distribution Date until the principal balance of the Class A Certificates has been reduced to zero, in accordance with the principal payment provisions as described earlier
   b. prior to the Stepdown Date, or if a Trigger Event has occurred and is continuing:
      i. to the Class A Certificates, until the principal balance of the Class A Certificates has been reduced to zero
      ii. to the Class M-1 Certificates, until the principal balance of the Class M-1 Certificates has been reduced to zero
      iii. to the Class M-2 Certificates, until the principal balance of the Class M-2 Certificates has been reduced to zero
      iv. to the Class M-3 Certificates, until the principal balance of the Class M-3 Certificates has been reduced to zero
      v. to the Class M-4 Certificates, until the principal balance of the Class M-4 Certificates has been reduced to zero
   c. on and after the Stepdown Date, if no Trigger Event has occurred, monthly principal to the Class A Certificates and the Class M Certificates as described in the Class A and the Class M Principal Distributions sections
3. Excess Spread to build/maintain the Overcollateralization Amount
4. Excess Spread to pay Interest Carryforward Amount on the Class M Certificates in the following order of priority:
   a. Class M-1 Certificates
   b. Class M-2 Certificates
   c. Class M-3 Certificates
   d. Class M-4 Certificates
5. Excess Spread to pay Prepayment Interest Shortfalls and Relief Act Shortfalls to the Class A and Class M Certificates.
6. Excess Spread to pay Net WAC Rate Carryover Amount to the Offered Certificates in the following order:
   a. Class A Certificates
   b. Class M-1 Certificates
   c. Class M-2 Certificates
   d. Class M-3 Certificates
   e. Class M-4 Certificates.

Sensitivity Analysis
To 10% Call

	0CPR	15CPR	28CPR	35CPR	45CPR
Class A-1					
Avg Life (yrs)	18.64	4.40	2.25	1.62	1.06
Modified Duration @ 100.0000 (yrs)	15.58	4.13	2.19	1.59	1.06
First Principal Payment Date	Apr-03	Apr-03	Apr-03	Apr-03	Apr-03
Last Principal Payment Date	Aug-31	Jan-16	Jan-10	Jun-08	Dec-05
Class A-2					
Avg Life (yrs)	17.91	4.36	2.24	1.61	1.06
Modified Duration @ 100.0000 (yrs)	15.00	4.10	2.18	1.58	1.06
First Principal Payment Date	Apr-03	Apr-03	Apr-03	Apr-03	Apr-03
Last Principal Payment Date	Aug-31	Jan-16	Jan-10	Jun-08	Dec-05
Class M-1					
Avg Life (yrs)	26.03	8.49	4.80	4.54	3.81
Modified Duration @ 100.0000 (yrs)	19.57	7.65	4.55	4.32	3.67
First Principal Payment Date	Jan-25	Apr-07	Sep-06	Jan-07	Dec-05
Last Principal Payment Date	Aug-31	Jan-16	Jan-10	Jun-08	Jan-07
Class M-2					
Avg Life (yrs)	26.03	8.49	4.69	4.12	3.72
Modified Duration @ 100.0000 (yrs)	17.12	7.24	4.30	3.83	3.49
First Principal Payment Date	Jan-25	Apr-07	Jun-06	Aug-06	Jul-06
Last Principal Payment Date	Aug-31	Jan-16	Jan-10	Jun-08	Jan-07
Class M-3					
Avg Life (yrs)	26.03	8.49	4.64	3.94	3.36
Modified Duration @ 98.9648 (yrs)	14.44	6.71	4.07	3.54	3.06
First Principal Payment Date	Jan-25	Apr-07	May-06	May-06	Mar-06
Last Principal Payment Date	Aug-31	Jan-16	Jan-10	Jun-08	Jan-07
Class M-4					
Avg Life (yrs)	26.02	8.47	4.60	3.86	3.20
Modified Duration @ 88.4784 (yrs)	13.69	6.45	3.90	3.37	2.86
First Principal Payment Date	Jan-25	Apr-07	Apr-06	May-06	Feb-06
Last Principal Payment Date	Aug-31	Jan-16	Jan-10	Jun-08	Jan-07

Sensitivity Analysis To Maturity

	0CPR	15CPR	28CPR	35CPR	45CPR
Class A-1					
Avg Life (yrs)	18.69	4.74	2.45	1.77	1.06
Modified Duration @ 100.0000 (yrs)	15.61	4.40	2.36	1.73	1.06
First Principal Payment Date	Apr-03	Apr-03	Apr-03	Apr-03	Apr-03
Last Principal Payment Date	Oct-32	Aug-28	Jun-18	Feb-15	Dec-05
Class A-2					
Avg Life (yrs)	17.95	4.68	2.44	1.77	1.06
Modified Duration @ 100.0000 (yrs)	15.02	4.35	2.35	1.72	1.06
First Principal Payment Date	Apr-03	Apr-03	Apr-03	Apr-03	Apr-03
Last Principal Payment Date	Oct-32	Jun-28	May-18	Jan-15	Dec-05
Class M-1					
Avg Life (yrs)	26.15	9.31	5.28	4.91	5.59
Modified Duration @ 100.0000 (yrs)	19.63	8.23	4.94	4.65	5.24
First Principal Payment Date	Jan-25	Apr-07	Sep-06	Jan-07	Dec-05
Last Principal Payment Date	Sep-32	Jun-25	Oct-15	Dec-12	Dec-11
Class M-2					
Avg Life (yrs)	26.14	9.23	5.12	4.46	4.02
Modified Duration @ 100.0000 (yrs)	17.16	7.69	4.63	4.11	3.75
First Principal Payment Date	Jan-25	Apr-07	Jun-06	Aug-06	Jul-06
Last Principal Payment Date	Aug-32	Nov-23	Sep-14	Feb-12	Sep-09
Class M-3					
Avg Life (yrs)	26.12	9.03	4.94	4.18	3.53
Modified Duration @ 98.9648 (yrs)	14.46	6.99	4.27	3.71	3.20
First Principal Payment Date	Jan-25	Apr-07	May-06	May-06	Mar-06
Last Principal Payment Date	Jun-32	Jun-21	Mar-13	Dec-10	Oct-08
Class M-4					
Avg Life (yrs)	26.05	8.60	4.67	3.92	3.24
Modified Duration @ 88.4784 (yrs)	13.70	6.50	3.94	3.41	2.89
First Principal Payment Date	Jan-25	Apr-07	Apr-06	May-06	Feb-06
Last Principal Payment Date	Jan-32	Dec-17	Jan-11	Apr-09	Aug-07

IO Sensitivity Analysis To 10% Call

	28CPR	60CPR	65CPR	69CPR	70CPR	71CPR	72CPR
Yield	4.0000	4.0000	4.0000	4.0000	0.7747	0.7747	-2.6976
Modified Duration @ 8.8664 (yrs)	0.95	0.95	0.95	0.95	0.94	0.94	0.93

Effective Net WAC Schedules[1]

		CPR		28%
		1-month LIBOR		20%
		6-month LIBOR		20%
		Net WAC Pass-through Rate		
		Group I	Group II	Aggregate
1	4/25/2003	N/A	N/A	N/A
2	5/25/2003	7.151	8.459	7.490
3	6/25/2003	6.907	8.223	7.248
4	7/25/2003	7.123	8.434	7.463
5	8/25/2003	6.879	8.198	7.220
6	9/25/2003	6.862	8.181	7.203
7	10/25/2003	7.072	8.385	7.412
8	11/25/2003	6.826	8.145	7.168
9	12/25/2003	7.035	8.347	7.375
10	1/25/2004	6.789	8.107	7.130
11	2/25/2004	6.897	8.216	7.239
12	3/25/2004	7.355	8.661	7.693
13	4/25/2004	6.864	8.182	7.205
14	5/25/2004	7.075	8.386	7.414
15	6/25/2004	6.829	8.146	7.170
16	7/25/2004	7.039	8.348	7.378
17	8/25/2004	6.793	8.112	7.134
18	9/25/2004	6.773	8.092	7.115
19	10/25/2004	6.978	8.291	7.318
20	11/25/2004	7.925	7.927	7.925
21	12/25/2004	8.343	8.320	8.337
22	1/25/2005	8.058	8.058	8.058
23	2/25/2005	8.041	8.044	8.042
24	3/25/2005	8.883	8.806	8.863
25	4/25/2005	8.670	7.925	8.477
26	5/25/2005	10.191	8.837	9.841
27	6/25/2005	9.862	8.552	9.524
28	7/25/2005	10.193	8.837	9.843
29	8/25/2005	9.864	8.556	9.526
30	9/25/2005	9.865	8.560	9.528
31	10/25/2005	10.198	8.846	9.849
32	11/25/2005	11.096	9.189	10.604
33	12/25/2005	11.467	9.525	10.966
34	1/25/2006	11.099	9.218	10.614
35	2/25/2006	11.100	9.222	10.615
36	3/25/2006	12.289	10.215	11.754
37	4/25/2006	11.104	9.227	10.620
38	5/25/2006	12.742	10.186	12.083
39	6/25/2006	12.333	9.886	11.702
40	7/25/2006	12.746	10.217	12.094
41	8/25/2006	12.335	9.891	11.706

		CPR		28%
		1-month LIBOR		20%
		6-month LIBOR		20%
		Net WAC Pass-through Rate		
		Group I	Group II	Aggregate
42	9/25/2006	12.336	9.896	11.708
43	10/25/2006	12.752	10.226	12.102
44	11/25/2006	13.174	10.319	12.439
45	12/25/2006	13.615	10.693	12.863
46	1/25/2007	13.176	10.349	12.449
47	2/25/2007	13.177	10.351	12.451
48	3/25/2007	14.590	11.466	13.787
49	4/25/2007	13.183	10.357	12.457
50	5/25/2007	13.657	10.704	12.898
51	6/25/2007	13.218	10.388	12.491
52	7/25/2007	13.660	10.736	12.909
53	8/25/2007	13.220	10.391	12.494
54	9/25/2007	13.221	10.395	12.496
55	10/25/2007	13.665	10.743	12.916
56	11/25/2007	13.251	10.398	12.520
57	12/25/2007	13.695	10.766	12.944
58	1/25/2008	13.254	10.420	12.528
59	2/25/2008	13.255	10.421	12.529
60	3/25/2008	14.170	11.142	13.394
61	4/25/2008	13.256	10.424	12.532
62	5/25/2008	13.699	10.773	12.951
63	6/25/2008	13.258	10.427	12.534
64	7/25/2008	13.701	10.777	12.953
65	8/25/2008	13.260	10.431	12.537
66	9/25/2008	13.261	10.432	12.538
67	10/25/2008	13.704	10.782	12.957
68	11/25/2008	13.263	10.435	12.541
69	12/25/2008	13.706	10.785	12.960
70	1/25/2009	13.265	10.439	12.544
71	2/25/2009	13.266	10.440	12.545
72	3/25/2009	14.688	11.561	13.891
73	4/25/2009	13.268	10.444	12.548
74	5/25/2009	13.711	10.793	12.968
75	6/25/2009	13.270	10.447	12.551
76	7/25/2009	13.713	10.797	12.971
77	8/25/2009	13.272	10.450	12.554
78	9/25/2009	13.273	10.452	12.555
79	10/25/2009	13.716	10.802	12.975
80	11/25/2009	13.275	10.455	12.558
81	12/25/2009	13.718	10.806	12.978
82	1/25/2010	13.277	10.459	12.561

[1] The Net WAC Pass-through Rate for the Group II Mortgage Loans and the Aggregate Mortgage Loans include the impact of the Group II Cap Agreement.

AGGREGATE COLLATERAL TABLES

All the following tables are as of the Statistical Cut-off Date of February 1, 2003.

SUMMARY – AGGREGATE POOL			
Number of Loans:	7,997	Index Type:	
Aggregate Principal Balance:	$1,176,024,244	6 Month LIBOR:	74.71%
Conforming Principal Balance Loans:	$1,001,417,241	1 Month LIBOR	0.09%
Average Principal Balance:	$147,058	Fixed Rate:	25.20%
Range:	$13,772 - $678,760	Weighted Average Initial Periodic Cap:	1.50%
Weighted Average Coupon:	8.18%	Weighted Average Subsequent Periodic Cap:	1.50%
Range:	5.30% - 14.05%	Weighted Average Lifetime Rate Cap:	7.00%
Weighted Average Gross Margin:	6.60%	Property Type:	
Range:	2.00% - 8.15%	Single Family:	78.10%
Weighted Average Remaining Term:	351 months	PUD:	8.26%
Range:	112 months - 358 months	2-4 Family:	8.08%
Weighted Average Seasoning:	3.86 months	Condo:	4.47%
Latest Maturity Date:	12/1/32	Manufactured Housing:	1.10%
State Concentration (>5%):		Occupancy Status:	
California:	38.61%	Primary:	93.98%
Texas	5.48%	Investment:	5.88%
Illinois	5.41%	Second Home:	0.15%
Florida	6.37%	Documentation Status:	
		Full:	59.75%
Weighted Average Original LTV[1]:	78.22%	Stated:	34.02%
Range:	16.28% - 100.00%	Limited	6.24%
First Liens:	99.41%	No Documentation	0.00%
Non-Balloon Loans:	100.00%	Weighted Average Prepayment Penalty - Term:	26 months
Weighted Average FICO Score:	591	Loans with Prepay Penalties:	80.00%

[1] With respect to the mortgage loans secured by junior liens, this was calculated using the combined loan-to-value ratio for those mortgage loans.

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	2,444	296,407,049.40	25.20
ARM	5,553	879,617,194.35	74.80
Total:	**7,997**	**1,176,024,243.75**	**100.00%**

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	593	$24,373,230.50	2.06
50,000.01 - 100,000.00	2,466	184,334,199.40	15.61
100,000.01 - 150,000.00	1,786	221,186,298.40	18.74
150,000.01 - 200,000.00	1,336	232,382,120.00	19.69
200,000.01 - 250,000.00	780	174,279,313.00	14.76
250,000.01 - 300,000.00	442	121,164,184.00	10.26
300,000.01 - 350,000.00	250	80,790,352.00	6.84
350,000.01 - 400,000.00	183	68,760,710.00	5.82
400,000.01 - 450,000.00	96	40,877,421.00	3.46
450,000.01 - 500,000.00	55	26,744,280.00	2.27
500,000.01 - 550,000.00	4	2,048,397.00	0.17
550,000.01 - 600,000.00	5	2,874,750.00	0.24
650,000.01 - 700,000.00	1	680,800.00	0.06
Total:	**7,997**	**$1,180,496,055.30**	**100.00%**

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	598	24,463,162.38	2.08
50,000.01 - 100,000.00	2,465	183,715,718.37	15.62
100,000.01 - 150,000.00	1,792	221,453,054.91	18.83
150,000.01 - 200,000.00	1,327	230,234,436.30	19.58
200,000.01 - 250,000.00	788	175,716,789.83	14.94
250,000.01 - 300,000.00	436	119,392,018.01	10.15
300,000.01 - 350,000.00	252	81,353,653.93	6.92
350,000.01 - 400,000.00	180	67,538,661.01	5.74
400,000.01 - 450,000.00	94	39,942,575.81	3.40
450,000.01 - 500,000.00	55	26,637,853.96	2.27
500,000.01 - 550,000.00	5	2,584,450.01	0.22
550,000.01 - 600,000.00	4	2,313,109.30	0.20
650,000.01 - 700,000.00	1	678,759.93	0.06
Total:	**7,997**	**1,176,024,243.75**	**100.00%**

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	3	861,467.77	0.07
5.500 - 5.999	62	12,002,568.59	1.02
6.000 - 6.499	139	29,967,439.68	2.55
6.500 - 6.999	694	144,676,634.89	12.30
7.000 - 7.499	601	111,427,584.00	9.47
7.500 - 7.999	1,834	304,229,769.15	25.87
8.000 - 8.499	931	139,913,955.97	11.90
8.500 - 8.999	1,675	219,909,903.27	18.70
9.000 - 9.499	570	68,501,125.90	5.82
9.500 - 9.999	762	81,826,085.51	6.96
10.000 - 10.499	195	19,818,951.67	1.69
10.500 - 10.999	337	26,356,876.89	2.24
11.000 - 11.499	69	5,059,517.86	0.43
11.500 - 11.999	81	7,165,530.53	0.61
12.000 - 12.499	18	2,053,356.60	0.17
12.500 - 12.999	21	1,825,161.68	0.16
13.000 - 13.499	3	285,057.26	0.02
13.500 - 13.999	1	88,784.93	0.01
14.000 - 14.499	1	54,471.60	0.00
Total:	**7,997**	**1,176,024,243.75**	**100.00%**

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	2,242	454,056,443.94	38.61
Florida	672	74,902,936.89	6.37
Texas	730	64,501,430.78	5.48
Illinois	399	63,677,578.23	5.41
Michigan	526	57,480,596.34	4.89
New York	240	48,278,915.78	4.11
Massachusetts	205	41,114,400.19	3.50
New Jersey	171	30,991,328.68	2.64
Colorado	197	29,420,379.12	2.50
Connecticut	112	20,762,100.79	1.77
Virginia	121	19,405,324.51	1.65
Ohio	199	19,064,882.11	1.62
Washington	124	18,946,059.02	1.61
Minnesota	119	17,517,711.59	1.49
Nevada	125	17,404,402.35	1.48
Arizona	140	14,974,223.61	1.27
Maryland	81	14,519,499.84	1.23
Pennsylvania	127	12,506,181.08	1.06
Oregon	98	12,156,453.24	1.03
South Carolina	99	10,159,495.39	0.86
Indiana	121	9,862,427.55	0.84
Missouri	102	9,765,747.06	0.83
Wisconsin	85	9,089,134.96	0.77
New Mexico	76	9,020,660.99	0.77
Tennessee	95	8,553,485.63	0.73
Idaho	75	7,895,727.98	0.67
Alabama	86	7,570,351.73	0.64
Georgia	48	6,810,835.24	0.58
North Carolina	54	6,338,573.62	0.54
Utah	39	6,265,209.81	0.53
Rhode Island	41	6,229,357.74	0.53
District of Columbia	31	5,762,820.70	0.49
Louisiana	53	4,789,148.97	0.41
New Hampshire	31	4,630,818.76	0.39
Iowa	52	4,588,716.62	0.39
Kentucky	38	3,696,570.66	0.31
Kansas	34	3,490,692.68	0.30
Nebraska	35	3,181,436.85	0.27
Mississippi	35	3,159,167.49	0.27
Maine	27	2,908,377.48	0.25
Oklahoma	39	2,666,571.50	0.23

(Continued) State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Arkansas	30	2,547,053.52	0.22
Hawaii	7	1,652,736.10	0.14
West Virginia	9	969,851.66	0.08
Montana	9	864,882.95	0.07
Delaware	7	808,567.59	0.07
Wyoming	6	618,940.42	0.05
Vermont	2	225,047.82	0.02
South Dakota	2	169,277.91	0.01
North Dakota	1	51,708.28	0.00
Total:	**7,997**	**1,176,024,243.75**	**100.00%**

Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
61 - 120	23	1,282,182.07	0.11
121 - 180	301	23,209,584.17	1.97
181 - 240	224	13,818,941.01	1.18
241 - 300	22	2,124,272.87	0.18
301 - 360	7,427	1,135,589,263.63	96.56
Total:	**7,997**	**1,176,024,243.75**	**100.00%**

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	6,374	918,458,947.07	78.10
2-4 Family	511	94,987,391.12	8.08
PUD - Detached	478	80,747,605.28	6.87
Condo	362	52,586,348.26	4.47
PUD - Attached	118	16,359,677.70	1.39
Manufactured Housing	154	12,884,274.32	1.10
Total:	**7,997**	**1,176,024,243.75**	**100.00%**

Original Loan-to-Value[1] Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	329	35,752,285.27	3.04
50.01 - 55.00	132	16,986,945.56	1.44
55.01 - 60.00	223	30,547,833.75	2.60
60.01 - 65.00	425	62,968,936.93	5.35
65.01 - 70.00	613	85,592,658.31	7.28
70.01 - 75.00	999	147,462,954.78	12.54
75.01 - 80.00	2,332	340,162,252.24	28.92
80.01 - 85.00	1,636	242,831,598.78	20.65
85.01 - 90.00	1,009	180,985,417.30	15.39
90.01 - 95.00	143	26,472,492.35	2.25
95.01 - 100.00	156	6,260,868.48	0.53
Total:	**7,997**	**1,176,024,243.75**	**100.00%**

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	5,245	702,618,500.33	59.75
Stated Documentation	2,335	400,058,926.36	34.02
Limited/Lite	417	73,346,817.06	6.24
Total:	**7,997**	**1,176,024,243.75**	**100.00%**

[1] With respect to the mortgage loans secured by junior liens, this was calculated using the combined loan-to-value ratio for those mortgage loans.

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 524	1,198	157,559,470.71	13.40
525 - 549	1,328	180,902,600.83	15.38
550 - 574	1,224	175,028,166.44	14.88
575 - 599	1,107	164,040,149.27	13.95
600 - 624	1,065	162,282,210.05	13.80
625 - 649	934	140,775,756.76	11.97
650 - 674	586	98,069,940.04	8.34
675 - 699	279	46,922,579.58	3.99
700 - 724	136	24,713,181.51	2.10
725 - 749	80	14,434,161.24	1.23
750 - 774	39	8,017,181.57	0.68
775 - 799	19	2,816,974.22	0.24
800 >=	2	461,871.53	0.04
Total:	**7,997**	**1,176,024,243.75**	**100.00%**

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	5,344	786,899,333.10	66.91
Refinance - Rate Term	1,360	197,104,564.59	16.76
Purchase	1,293	192,020,346.06	16.33
Total:	**7,997**	**1,176,024,243.75**	**100.00%**

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	7,392	1,105,219,177.83	93.98
Investment	592	69,097,619.05	5.88
Second Home	13	1,707,446.87	0.15
Total:	**7,997**	**1,176,024,243.75**	**100.00%**

Month Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
March 2003	4	1,022,317.77	0.12
September 2003	1	231,311.26	0.03
March 2004	2	267,275.73	0.03
April 2004	17	3,201,047.11	0.36
May 2004	47	7,041,324.45	0.80
June 2004	720	104,260,540.74	11.85
July 2004	1	83,462.54	0.01
August 2004	6	719,961.36	0.08
September 2004	42	6,289,272.10	0.72
October 2004	681	114,354,349.56	13.00
November 2004	3,847	611,715,364.37	69.54
December 2004	2	333,871.84	0.04
May 2005	2	234,886.87	0.03
June 2005	26	3,311,912.66	0.38
September 2005	2	267,455.34	0.03
October 2005	19	4,032,478.92	0.46
November 2005	134	22,250,361.73	2.53
Total:	**5,553**	**879,617,194.35**	**100.00%**

The above table is based on Adjustable Mortgage Loans only

Gross Margin (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	1	79,693.38	0.01
3.500 - 3.999	4	968,441.34	0.11
4.000 - 4.499	2	299,664.37	0.03
4.500 - 4.999	24	4,155,852.95	0.47
5.000 - 5.499	16	3,247,388.26	0.37
5.500 - 5.999	34	6,341,946.76	0.72
6.000 - 6.499	2,853	477,232,680.59	54.25
6.500 - 6.999	1,356	210,431,154.06	23.92
7.000 - 7.499	1,222	170,406,838.87	19.37
7.500 - 7.999	40	6,401,341.13	0.73
8.000 - 8.499	1	52,192.64	0.01
Total:	**5,553**	**879,617,194.35**	**100.00%**

The above table is based on Adjustable Mortgage Loans only

Credit Grade	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
A+	3,834	606,733,520.27	51.59
A+MO	514	63,418,012.54	5.39
A-	1,635	241,455,628.88	20.53
A-MO	32	3,848,511.62	0.33
B	1,260	172,817,040.88	14.7
C	323	42,202,349.65	3.59
C-	89	12,689,458.23	1.08
C-HS	40	4,768,195.02	0.41
FICO	270	28,091,526.66	2.39
Total:	**7,997**	**1,176,024,243.75**	**100.00%**

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.500 - 12.999	61	11,841,718.59	1.35
13.000 - 13.499	138	29,879,971.16	3.40
13.500 - 13.999	512	107,710,796.82	12.25
14.000 - 14.499	456	86,618,733.35	9.85
14.500 - 14.999	1,307	223,348,038.84	25.39
15.000 - 15.499	655	103,850,715.54	11.81
15.500 - 15.999	1,151	161,336,874.41	18.34
16.000 - 16.499	393	51,712,402.89	5.88
16.500 - 16.999	497	60,381,637.12	6.86
17.000 - 17.499	131	15,798,043.00	1.80
17.500 - 17.999	139	15,122,480.48	1.72
18.000 - 18.499	28	2,972,067.72	0.34
18.500 - 18.999	53	5,617,430.13	0.64
19.000 - 19.499	16	1,931,769.64	0.22
19.500 - 19.999	12	1,154,985.80	0.13
20.000 - 20.499	3	285,057.26	0.03
21.000 - 21.499	1	54,471.60	0.01
Total:	**5,553**	**879,617,194.35**	**100.00%**

The above table is based on Adjustable Mortgage Loans only

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	3	861,467.77	0.10
5.500 - 5.999	62	12,002,568.59	1.36
6.000 - 6.499	138	29,879,971.16	3.40
6.500 - 6.999	508	107,237,035.17	12.19
7.000 - 7.499	452	86,201,603.30	9.80
7.500 - 7.999	1,304	223,191,514.15	25.37
8.000 - 8.499	654	103,761,643.91	11.80
8.500 - 8.999	1,156	161,764,554.04	18.39
9.000 - 9.499	397	52,127,471.54	5.93
9.500 - 9.999	499	60,584,243.83	6.89
10.000 - 10.499	128	14,840,465.07	1.69
10.500 - 10.999	138	14,961,630.48	1.70
11.000 - 11.499	29	3,159,310.91	0.36
11.500 - 11.999	53	5,617,430.13	0.64
12.000 - 12.499	16	1,931,769.64	0.22
12.500 - 12.999	12	1,154,985.80	0.13
13.000 - 13.499	3	265,057.26	0.03
14.000 - 14.499	1	54,471.60	0.01
Total:	**5,553**	**879,617,194.35**	**100.00%**

The above table is based on Adjustable Mortgage Loans only

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000	23	2,411,591.25	0.27
1.500	5,522	875,533,196.25	99.54
2.000	4	650,089.08	0.07
3.000	4	1,022,317.77	0.12
Total:	**5,553**	**879,617,194.35**	**100.00%**

The above table is based on Adjustable Mortgage Loans only

GROUP I (CONFORMING BALANCE) COLLATERAL TABLES

All the following tables are as of the Statistical Cut-off Date of February 1, 2003.

SUMMARY – GROUP I (CONFORMING BALANCE) POOL			
Number of Mortgage Loans:	6,294	Index Type:	
Aggregate Principal Balance:	$871,258,476	6 Month LIBOR:	84.93%
Conforming Principal Balance Loans:	$871,258,476	1 Month LIBOR	0.07%
Average Principal Balance:	$138,427	Fixed Rate:	15.00%
Range:	$17,192 - $423,759	Weighted Average Initial Periodic Cap:	1.50%
Weighted Average Coupon:	8.23%	Weighted Average Subsequent Periodic Cap:	1.50%
Range:	5.30% - 14.05%	Weighted Average Lifetime Rate Cap:	7.00%
Weighted Average Gross Margin:	6.61%	Property Type:	
Range:	2.00% - 8.15%	Single Family:	77.22%
Weighted Average Remaining Term:	353 months	PUD:	7.92%
Range:	112 months - 358 months	2-4 Family:	8.66%
Weighted Average Seasoning:	3.85 months	Condo:	5.01%
Latest Maturity Date:	12/1/32	Manufactured Housing:	1.19%
State Concentration (>5%):		Occupancy Status:	
California:	35.59%	Primary:	93.59%
Florida:	6.55%	Investment:	6.27%
Illinois:	6.12%	Second Home:	0.13%
Michigan:	5.40%	Documentation Status:	
Texas:	5.18%	Full:	61.51%
Weighted Average Original LTV:	78.27%	Stated:	32.79%
Range:	16.28% - 95.00%	Limited:	5.70%
First Liens:	100.00%	No Documentation	0.00%
Non-Balloon Loans:	100.00%	Weighted Average Prepayment Penalty - Term:	25 months
Weighted Average FICO Score:	587	Loans with Prepay Penalties:	81.26%

Collateral Type	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	1,097	130,697,377.68	15.00
ARM	5,197	740,561,098.55	85.00
Total:	**6,294**	**871,258,476.23**	**100.00%**

Principal Balance at Origination ($)	Number of Group I Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	350	$15,224,997.50	1.74
50,000.01 - 100,000.00	1,971	148,816,713.40	17.02
100,000.01 - 150,000.00	1,539	190,558,083.40	21.79
150,000.01 - 200,000.00	1,181	205,269,018.00	23.47
200,000.01 - 250,000.00	703	157,000,248.00	17.95
250,000.01 - 300,000.00	404	110,662,437.00	12.66
300,000.01 - 350,000.00	126	39,336,282.00	4.50
350,000.01 - 400,000.00	17	6,295,550.00	0.72
400,000.01 - 450,000.00	3	1,253,000.00	0.14
Total:	**6,294**	**$874,416,329.30**	**100.00%**

Remaining Principal Balance ($)	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	353	15,283,314.20	1.75
50,000.01 - 100,000.00	1,972	148,504,955.88	17.04
100,000.01 - 150,000.00	1,545	190,965,662.95	21.92
150,000.01 - 200,000.00	1,172	203,248,398.05	23.33
200,000.01 - 250,000.00	710	158,251,508.33	18.16
250,000.01 - 300,000.00	399	109,180,830.43	12.53
300,000.01 - 350,000.00	123	38,300,502.76	4.40
350,000.01 - 400,000.00	17	6,273,630.18	0.72
400,000.01 - 450,000.00	3	1,249,673.45	0.14
Total:	**6,294**	**871,258,476.23**	**100.00%**

Mortgage Rate (%)	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	2	451,467.88	0.05
5.500 - 5.999	58	10,342,896.98	1.19
6.000 - 6.499	116	21,264,223.35	2.44
6.500 - 6.999	505	88,585,046.53	10.17
7.000 - 7.499	472	79,491,993.95	9.12
7.500 - 7.999	1,455	225,827,565.97	25.92
8.000 - 8.499	763	107,214,287.33	12.31
8.500 - 8.999	1,377	172,404,562.58	19.79
9.000 - 9.499	470	54,910,269.80	6.30
9.500 - 9.999	602	63,797,464.11	7.32
10.000 - 10.499	151	14,866,452.28	1.71
10.500 - 10.999	186	18,839,415.78	2.16
11.000 - 11.499	44	4,204,559.01	0.48
11.500 - 11.999	57	5,219,618.03	0.60
12.000 - 12.499	18	2,053,356.60	0.24
12.500 - 12.999	14	1,445,767.19	0.17
13.000 - 13.499	3	285,057.26	0.03
14.000 - 14.499	1	54,471.60	0.01
Total:	**6,294**	**871,258,476.23**	**100.00%**

State	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,672	310,107,041.19	35.59
Florida	515	57,048,115.04	6.55
Illinois	349	53,326,961.98	6.12
Michigan	453	47,044,495.03	5.40
Texas	508	45,114,584.09	5.18
Massachusetts	171	32,179,770.28	3.69
New York	168	31,999,404.82	3.67
Colorado	171	24,873,956.09	2.85
New Jersey	134	22,082,167.14	2.53
Washington	104	15,529,083.61	1.78
Ohio	168	15,262,698.45	1.75
Virginia	96	15,047,465.95	1.73
Minnesota	104	14,827,494.83	1.70
Connecticut	89	14,134,267.75	1.62
Nevada	99	13,733,577.83	1.58
Arizona	117	11,701,222.29	1.34
Maryland	68	10,932,661.12	1.25
Oregon	76	10,296,801.03	1.18
Pennsylvania	102	9,686,862.21	1.11
Indiana	106	8,552,752.83	0.98
Missouri	87	8,326,806.94	0.96
Wisconsin	78	8,276,393.35	0.95
South Carolina	71	7,742,787.40	0.89
Tennessee	79	7,607,783.10	0.87
Idaho	65	6,739,470.51	0.77
New Mexico	54	5,673,474.58	0.65
Alabama	61	5,476,135.41	0.63
Georgia	42	5,268,691.98	0.60
Utah	33	4,773,838.93	0.55
North Carolina	43	4,732,151.79	0.54
Rhode Island	34	4,600,313.73	0.53
Iowa	46	4,188,034.17	0.48
New Hampshire	26	4,138,112.73	0.47
Louisiana	44	3,810,091.94	0.44
Kentucky	34	3,396,485.04	0.39
Kansas	30	3,156,064.92	0.36
Nebraska	33	3,054,070.15	0.35
District of Columbia	19	2,751,775.08	0.32
Mississippi	28	2,736,698.84	0.31
Maine	25	2,666,651.39	0.31
Oklahoma	32	2,270,088.61	0.26

(continued) State	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Arkansas	24	2,110,993.68	0.24
West Virginia	9	969,851.66	0.11
Hawaii	4	834,363.10	0.10
Delaware	7	808,567.59	0.09
Montana	7	783,546.49	0.09
Wyoming	4	437,815.55	0.05
Vermont	2	225,047.82	0.03
South Dakota	2	169,277.91	0.02
North Dakota	1	51,708.28	0.01
Total:	**6,294**	**871,258,476.23**	**100.00%**

Months Remaining	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
61 - 120	12	737,820.14	0.08
121 - 180	122	10,227,680.86	1.17
181 - 240	64	5,023,954.77	0.58
241 - 300	12	1,166,882.87	0.13
301 - 360	6,084	854,102,137.59	98.03
Total:	**6,294**	**871,258,476.23**	**100.00%**

Property Type	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	4,982	672,809,699.47	77.22
2-4 Family	418	75,445,992.95	8.66
PUD - Detached	356	55,148,690.32	6.33
Condo	314	43,685,998.48	5.01
PUD - Attached	104	13,819,329.00	1.59
Manufactured Housing	120	10,348,766.01	1.19
Total:	**6,294**	**871,258,476.23**	**100.00%**

Original Loan-to-Value Ratio (%)	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	254	27,182,777.74	3.12
50.01 - 55.00	98	12,788,381.62	1.47
55.01 - 60.00	159	19,985,250.66	2.29
60.01 - 65.00	327	43,259,545.33	4.97
65.01 - 70.00	486	63,113,026.04	7.24
70.01 - 75.00	811	111,082,984.63	12.75
75.01 - 80.00	1,820	248,608,512.34	28.53
80.01 - 85.00	1,402	191,863,632.80	22.02
85.01 - 90.00	823	133,151,466.65	15.28
90.01 - 95.00	114	20,222,898.42	2.32
Total:	**6,294**	**871,258,476.23**	**100**

Program	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	4,149	535,940,330.46	61.51
Stated Documentation	1,835	285,696,110.38	32.79
Limited/Lite	310	49,622,035.39	5.70
Total:	**6,294**	**871,258,476.23**	**100.00%**

FICO Score	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 524	1,023	128,410,550.37	14.74
525 - 549	1,118	143,902,722.59	16.52
550 - 574	1,025	136,009,429.90	15.61
575 - 599	893	124,755,572.03	14.32
600 - 624	786	112,815,457.20	12.95
625 - 649	651	96,015,744.10	11.02
650 - 674	416	67,244,412.71	7.72
675 - 699	191	30,326,327.89	3.48
700 - 724	94	15,397,159.83	1.77
725 - 749	56	9,982,231.69	1.15
750 - 774	26	4,266,336.62	0.49
775 - 799	13	1,670,659.77	0.19
800 >=	2	461,871.53	0.05
Total:	**6,294**	**871,258,476.23**	**100**

Purpose	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	4,191	583,539,090.86	66.98
Refinance - Rate Term	1,088	144,941,518.80	16.64
Purchase	1,015	142,777,866.57	16.39
Total:	**6,294**	**871,258,476.23**	**100.00%**

Occupancy Status	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	5,806	815,439,274.93	93.59
Investment	479	54,657,311.92	6.27
Second Home	9	1,161,889.38	0.13
Total:	**6,294**	**871,258,476.23**	**100.00%**

Month Year Of Next Rate Adjustment	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
March 2003	3	612,317.88	0.08
September 2003	1	231,311.26	0.03
March 2004	2	267,275.73	0.04
April 2004	14	2,122,754.91	0.29
May 2004	43	5,511,705.38	0.74
June 2004	684	89,756,648.04	12.12
July 2004	1	83,462.54	0.01
August 2004	6	719,961.36	0.10
September 2004	41	5,894,976.41	0.80
October 2004	632	95,447,520.63	12.89
November 2004	3,601	516,194,927.09	69.7
December 2004	2	333,871.84	0.05
May 2005	2	234,886.87	0.03
June 2005	25	2,819,210.63	0.38
September 2005	2	267,455.34	0.04
October 2005	16	2,761,843.01	0.37
November 2005	122	17,300,969.63	2.34
Total:	**5,197**	**740,561,098.55**	**100.00%**

The above table is based on Adjustable Mortgage Loans only

Gross Margin (%)	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	1	79,693.38	0.01
3.500 - 3.999	3	558,441.45	0.08
4.000 - 4.499	2	299,664.37	0.04
4.500 - 4.999	23	3,685,750.23	0.50
5.000 - 5.499	15	2,829,154.94	0.38
5.500 - 5.999	30	4,872,774.47	0.66
6.000 - 6.499	2,638	392,562,463.33	53.01
6.500 - 6.999	1,270	177,109,690.63	23.92
7.000 - 7.499	1,176	152,932,404.06	20.65
7.500 - 7.999	38	5,578,869.05	0.75
8.000 - 8.499	1	52,192.64	0.01
Total:	**5,197**	**740,561,098.55**	**100.00%**

The above table is based on Adjustable Mortgage Loans only

Credit Grade	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
A+	2,879	426,431,474.79	48.94
A+MO	411	50,850,394.65	5.84
A-	1,314	179,281,337.77	20.58
A-MO	25	3,239,009.61	0.37
B	1,090	142,020,360.42	16.3
C	298	37,142,646.70	4.26
C-	78	10,923,479.04	1.25
C-HS	40	4,768,195.02	0.55
FICO	159	16,601,578.23	1.91
Total:	**6,294**	**871,258,476.23**	**100.00%**

Maximum Mortgage Rate (%)	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.500 - 12.999	57	10,182,046.98	1.37
13.000 - 13.499	116	21,264,223.35	2.87
13.500 - 13.999	429	75,650,063.34	10.22
14.000 - 14.499	414	69,961,783.85	9.45
14.500 - 14.999	1,224	190,657,360.42	25.74
15.000 - 15.499	618	89,521,129.37	12.09
15.500 - 15.999	1,103	142,988,157.28	19.31
16.000 - 16.499	378	45,803,184.05	6.18
16.500 - 16.999	482	54,535,159.11	7.36
17.000 - 17.499	126	13,573,774.47	1.83
17.500 - 17.999	139	15,122,480.48	2.04
18.000 - 18.499	28	2,972,067.72	0.40
18.500 - 18.999	51	4,903,383.83	0.66
19.000 - 19.499	16	1,931,769.64	0.26
19.500 - 19.999	12	1,154,985.80	0.16
20.000 - 20.499	3	285,057.26	0.04
21.000 - 21.499	1	54,471.60	0.01
Total:	**5,197**	**740,561,098.55**	**100.00%**

The above table is based on Adjustable Mortgage Loans only

Minimum Mortgage Rate (%)	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	2	451,467.88	0.06
5.500 - 5.999	58	10,342,896.98	1.40
6.000 - 6.499	116	21,264,223.35	2.87
6.500 - 6.999	425	75,176,301.69	10.15
7.000 - 7.499	410	69,544,653.80	9.39
7.500 - 7.999	1,221	190,500,835.73	25.72
8.000 - 8.499	617	89,432,057.74	12.08
8.500 - 8.999	1,108	143,415,836.91	19.37
9.000 - 9.499	382	46,218,252.70	6.24
9.500 - 9.999	484	54,737,765.82	7.39
10.000 - 10.499	124	13,026,196.43	1.76
10.500 - 10.999	138	14,961,630.48	2.02
11.000 - 11.499	29	3,159,310.91	0.43
11.500 - 11.999	51	4,903,383.83	0.66
12.000 - 12.499	16	1,931,769.64	0.26
12.500 - 12.999	12	1,154,985.80	0.16
13.000 - 13.499	3	285,057.26	0.04
14.000 - 14.499	1	54,471.60	0.01
Total:	**5,197**	**740,561,098.55**	**100.00%**

The above table is based on Adjustable Mortgage Loans only

Initial Periodic Cap (%)	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	23	2,411,591.25	0.33
1.5	5,167	736,887,100.34	99.50
2	4	650,089.08	0.09
3	3	612,317.88	0.08
Total:	**5,197**	**740,561,098.55**	**100.00%**

The above table is based on Adjustable Mortgage Loans only

GROUP II (NON-CONFORMING) BALANCE COLLATERAL TABLES

All the following tables are as of the Statistical Cut-off Date of February 1, 2003.

SUMMARY – GROUP II (NON-CONFORMING BALANCE) POOL			
Number of Group II Loans:	1,703	Index Type:	
Aggregate Principal Balance:	$304,765,768	6 Month LIBOR:	45.49%
Conforming Principal Balance Loans:	$130,158,764	1 Month LIBOR	0.13%
Average Principal Balance:	$178,958	Fixed Rate:	54.37%
Range:	$13,772 - $678,760	Weighted Average Initial Periodic Cap:	1.50%
Weighted Average Coupon:	8.04%	Weighted Average Subsequent Periodic Cap:	1.50%
Range:	5.30% - 13.75%	Weighted Average Lifetime Rate Cap:	7.02%
Weighted Average Gross Margin:	6.54%	Property Type:	
Range:	3.50% - 7.50%	Single Family:	80.60%
Weighted Average Remaining Term:	344 months	PUD:	9.23%
Range:	116 months - 357 months	2-4 Family:	6.41%
Weighted Average Seasoning:	3.87 months	Condo:	2.92%
Latest Maturity Date:	11/10/32	Manufactured Housing:	0.83%
State Concentration (>5%):		Occupancy Status:	
California:	47.23%	Primary:	95.08%
Texas:	6.36%	Investment:	4.74%
Florida:	5.86%	Second Home:	0.18%
New York:	5.34%	Documentation Status:	
Weighted Average Original LTV[1]:	78.07%	Full:	54.69%
Range:	17.39% - 100.00%	Stated:	37.52%
First Liens:	97.72%	Limited:	7.78%
Non-Balloon Loans:	100.00%	No Documentation	0.00%
Weighted Average FICO Score:	604	Weighted Average Prepayment Penalty - Term:	29 months
		Loans with Prepay Penalties:	76.41%

[1] With respect to the mortgage loans secured by junior liens, this was calculated using the combined loan-to-value ratio for those mortgage loans.

Collateral Type	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	1,347	165,709,671.72	54.37
ARM	356	139,056,095.80	45.63
Total:	**1,703**	**304,765,767.52**	**100.00%**

Principal Balance at Origination ($)	Number of Group II Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	243	$9,148,233.00	2.99%
50,000.01 - 100,000.00	495	35,517,486.00	11.60
100,000.01 - 150,000.00	247	30,628,215.00	10.01
150,000.01 - 200,000.00	155	27,113,102.00	8.86
200,000.01 - 250,000.00	77	17,279,065.00	5.65
250,000.01 - 300,000.00	38	10,501,747.00	3.43
300,000.01 - 350,000.00	124	41,454,070.00	13.54
350,000.01 - 400,000.00	166	62,465,160.00	20.41
400,000.01 - 450,000.00	93	39,624,421.00	12.95
450,000.01 - 500,000.00	55	26,744,280.00	8.74
500,000.01 - 550,000.00	4	2,048,397.00	0.67
550,000.01 - 600,000.00	5	2,874,750.00	0.94
650,000.01 - 700,000.00	1	680,800.00	0.22
Total:	**1,703**	**$306,079,726.00**	**100.00%**

Remaining Principal Balance ($)	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	245	9,179,848.18	3.01
50,000.01 - 100,000.00	493	35,210,762.49	11.55
100,000.01 - 150,000.00	247	30,487,391.96	10.00
150,000.01 - 200,000.00	155	26,986,038.25	8.85
200,000.01 - 250,000.00	78	17,465,281.50	5.73
250,000.01 - 300,000.00	37	10,211,187.58	3.35
300,000.01 - 350,000.00	129	43,053,151.17	14.13
350,000.01 - 400,000.00	163	61,265,030.83	20.10
400,000.01 - 450,000.00	91	38,692,902.36	12.70
450,000.01 - 500,000.00	55	26,637,853.96	8.74
500,000.01 - 550,000.00	5	2,584,450.01	0.85
550,000.01 - 600,000.00	4	2,313,109.30	0.76
650,000.01 - 700,000.00	1	678,759.93	0.22
Total:	**1,703**	**304,765,767.52**	**100.00%**

Mortgage Rate (%)	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	409,999.89	0.13
5.500 - 5.999	4	1,659,671.61	0.54
6.000 - 6.499	23	8,703,216.33	2.86
6.500 - 6.999	189	56,091,588.36	18.40
7.000 - 7.499	129	31,935,590.05	10.48
7.500 - 7.999	379	78,402,203.18	25.73
8.000 - 8.499	168	32,699,668.64	10.73
8.500 - 8.999	298	47,505,340.69	15.59
9.000 - 9.499	100	13,590,856.10	4.46
9.500 - 9.999	160	18,028,621.40	5.92
10.000 - 10.499	44	4,952,499.39	1.63
10.500 - 10.999	151	7,517,461.11	2.47
11.000 - 11.499	25	854,958.85	0.28
11.500 - 11.999	24	1,945,912.50	0.64
12.500 - 12.999	7	379,394.49	0.12
13.500 - 13.999	1	88,784.93	0.03
Total:	**1,703**	**304,765,767.52**	**100.00%**

State	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	570	143,949,402.75	47.23
Texas	222	19,386,846.69	6.36
Florida	157	17,854,821.85	5.86
New York	72	16,279,510.96	5.34
Michigan	73	10,436,101.31	3.42
Illinois	50	10,350,616.25	3.40
Massachusetts	34	8,934,629.91	2.93
New Jersey	37	8,909,161.54	2.92
Connecticut	23	6,627,833.04	2.17
Colorado	26	4,546,423.03	1.49
Virginia	25	4,357,858.56	1.43
Ohio	31	3,802,183.66	1.25
Nevada	26	3,670,824.52	1.20
Maryland	13	3,586,838.72	1.18
Washington	20	3,416,975.41	1.12
New Mexico	22	3,347,186.41	1.10
Arizona	23	3,273,001.32	1.07
District of Columbia	12	3,011,045.62	0.99
Pennsylvania	25	2,819,318.87	0.93
Minnesota	15	2,690,216.76	0.88
South Carolina	28	2,416,707.99	0.79
Alabama	25	2,094,216.32	0.69
Oregon	22	1,859,652.21	0.61
Rhode Island	7	1,629,044.01	0.53
North Carolina	11	1,606,421.83	0.53
Georgia	6	1,542,143.26	0.51
Utah	6	1,491,370.88	0.49
Missouri	15	1,438,940.12	0.47
Indiana	15	1,309,674.72	0.43
Idaho	10	1,156,257.47	0.38
Louisiana	9	979,057.03	0.32
Tennessee	16	945,702.53	0.31
Hawaii	3	818,373.00	0.27
Wisconsin	7	812,741.61	0.27

(continued) State	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
New Hampshire	5	492,706.03	0.16
Arkansas	6	436,059.84	0.14
Mississippi	7	422,468.65	0.14
Iowa	6	400,682.45	0.13
Oklahoma	7	396,482.89	0.13
Kansas	4	334,627.76	0.11
Kentucky	4	300,085.62	0.10
Maine	2	241,726.09	0.08
Wyoming	2	181,124.87	0.06
Nebraska	2	127,366.70	0.04
Montana	2	81,336.46	0.03
Total:	**1,703**	**304,765,767.52**	**100.00%**

Months Remaining	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
61 - 120	11	544,361.93	0.18
121 - 180	179	12,981,903.31	4.26
181 - 240	160	8,794,986.24	2.89
241 - 300	10	957,390.00	0.31
301 - 360	1,343	281,487,126.04	92.36
Total:	**1,703**	**304,765,767.52**	**100.00%**

Property Type	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	1,392	245,649,247.60	80.6
PUD-Detached	122	25,598,914.96	8.40
2-4 Family	93	19,541,398.17	6.41
Condo	48	8,900,349.78	2.92
PUD-Attached	14	2,540,348.70	0.83
Manufactured Housing	34	2,535,508.31	0.83
Total:	**1,703**	**304,765,767.52**	**100.00%**

Original Loan-to-Value Ratio (%)[1]	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	75	8,569,507.53	2.81
50.01 - 55.00	34	4,198,563.94	1.38
55.01 - 60.00	64	10,562,583.09	3.47
60.01 - 65.00	98	19,709,391.60	6.47
65.01 - 70.00	127	22,479,632.27	7.38
70.01 - 75.00	188	36,379,970.15	11.94
75.01 - 80.00	512	91,553,739.90	30.04
80.01 - 85.00	234	50,967,965.98	16.72
85.01 - 90.00	186	47,833,950.65	15.70
90.01 - 95.00	29	6,249,593.93	2.05
95.01 - 100.00	156	6,260,868.48	2.05
Total:	**1,703**	**304,765,767.52**	**100.00%**

[1]With respect to mortgage loans secured by junior liens, this table was calculated using the combined loan-to-value ratio for those mortgage loans.

Program	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	1,096	166,678,169.87	54.69
Stated Documentation	500	114,362,815.98	37.52
Limited/Lite	107	23,724,781.67	7.78
Total:	**1,703**	**304,765,767.52**	**100.00%**

FICO Score	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 524	175	29,148,920.34	9.56
525 - 549	210	36,999,878.24	12.14
550 - 574	199	39,018,736.54	12.8
575 - 599	214	39,284,577.24	12.89
600 - 624	279	49,466,752.85	16.23
625 - 649	283	44,760,012.66	14.69
650 - 674	170	30,825,527.33	10.11
675 - 699	88	16,596,251.69	5.45
700 - 724	42	9,316,021.68	3.06
725 - 749	24	4,451,929.55	1.46
750 - 774	13	3,750,844.95	1.23
775 - 799	6	1,146,314.45	0.38
Total:	**1,703**	**304,765,767.52**	**100.00%**

Purpose	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	1,153	203,360,242.24	66.73
Refinance - Rate Term	272	52,163,045.79	17.12
Purchase	278	49,242,479.49	16.16
Total:	**1,703**	**304,765,767.52**	**100.00%**

Occupancy Status	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	1,586	289,779,902.90	95.08
Investment	113	14,440,307.13	4.74
Second Home	4	545,557.49	0.18
Total:	**1,703**	**304,765,767.52**	**100.00%**

Month Year Of Next Rate Adjustment	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
March 2003	1	409,999.89	0.29
April 2004	3	1,078,292.20	0.78
May 2004	4	1,529,619.07	1.10
June 2004	36	14,503,892.70	10.43
September 2004	1	394,295.69	0.28
October 2004	49	18,906,828.93	13.60
November 2004	246	95,520,437.28	68.69
June 2005	1	492,702.03	0.35
October 2005	3	1,270,635.91	0.91
November 2005	12	4,949,392.10	3.56
Total:	**356**	**139,056,095.80**	**100.00%**

The above table is based on Adjustable Mortgage Loans only

Gross Margin (%)	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.500 - 3.999	1	409,999.89	0.29
4.500 - 4.999	1	470,102.72	0.34
5.000 - 5.499	1	418,233.32	0.30
5.500 - 5.999	4	1,469,172.29	1.06
6.000 - 6.499	215	84,670,217.26	60.89
6.500 - 6.999	86	33,321,463.43	23.96
7.000 - 7.499	46	17,474,434.81	12.57
7.500 - 7.999	2	822,472.08	0.59
Total:	**356**	**139,056,095.80**	**100.00%**

The above table is based on Adjustable Mortgage Loans only

Credit Grade	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
A+	955	180,302,045.48	59.16
A+MO	103	12,567,617.89	4.12
A-	321	62,174,291.11	20.4
A-MO	7	609,502.01	0.20
B	170	30,796,680.46	10.11
C	25	5,059,702.95	1.66
C-	11	1,765,979.19	0.58
FICO	111	11,489,948.43	3.77
Total:	**1,703**	**304,765,767.52**	**100.00%**

Maximum Mortgage Rate (%)	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.500 - 12.999	4	1,659,671.61	1.19
13.000 - 13.499	22	8,615,747.81	6.20
13.500 - 13.999	83	32,060,733.48	23.06
14.000 - 14.499	42	16,656,949.50	11.98
14.500 - 14.999	83	32,690,678.42	23.51
15.000 - 15.499	37	14,329,586.17	10.30
15.500 - 15.999	48	18,348,717.13	13.20
16.000 - 16.499	15	5,909,218.84	4.25
16.500 - 16.999	15	5,846,478.01	4.20
17.000 - 17.499	5	2,224,268.53	1.60
18.500 - 18.999	2	714,046.30	0.51
Total:	**356**	**139,056,095.80**	**100.00%**

The above table is based on Adjustable Mortgage Loans only

Minimum Mortgage Rate (%)	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	409,999.89	0.29
5.500 - 5.999	4	1,659,671.61	1.19
6.000 - 6.499	22	8,615,747.81	6.20
6.500 - 6.999	83	32,060,733.48	23.06
7.000 - 7.499	42	16,656,949.50	11.98
7.500 - 7.999	83	32,690,678.42	23.51
8.000 - 8.499	37	14,329,586.17	10.30
8.500 - 8.999	48	18,348,717.13	13.20
9.000 - 9.499	15	5,909,218.84	4.25
9.500 - 9.999	15	5,846,478.01	4.20
10.000 - 10.499	4	1,814,268.64	1.30
11.500 - 11.999	2	714,046.30	0.51
Total:	**356**	**139,056,095.80**	**100.00%**

The above table is based on Adjustable Mortgage Loans only

Initial Periodic Cap (%)	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.5	355	138,646,095.91	99.71
3	1	409,999.89	0.29
Total:	**356**	**139,056,095.80**	**100.00%**

The above table is based on Adjustable Mortgage Loans only

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities Inc. Asset Backed Securities Group

Banking	
Nita Cherry	212-469-7773
Ted Hsueh	212-469-6997
Kumarjit Bhattacharyya	212-469-2589
Brian Haklisch	212-469-8745

Whole Loan Trading	
Michael Commaroto	212-469-3114
Steve Katz	212-469-3116
Paul Mangione	212-469-5786

Financial Engineering	
Daniel Rosenthal	212-469-8595
Steve Lumer	212-469-0115
Rebekah Berry	646-324-7095